601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

November 20, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Ferguson plc Draft Registration Statement on Form 20-F

Ladies and Gentlemen:

On behalf of our client, Ferguson plc (the “Company”), we are submitting a draft Registration Statement on Form 20-F (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission for confidential nonpublic review. The Registration Statement submitted herewith relates to the initial registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, of the Company’s ordinary shares of 10 pence.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days prior to the anticipated date of effectiveness for the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Aaron Schleicher at (929) 366-6213 or Sophia Hudson at (212) 446-4750.

Very truly yours,

/s/ Aaron M. Schleicher
Aaron M. Schleicher

Beijing	Hong Kong	Houston	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

cc:	Kevin Murphy, Ferguson plc, Group Chief Executive Officer

Bill Brundage, Ferguson plc, Group Chief Financial Officer

Sophia Hudson, P.C., Kirkland & Ellis LLP

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